20004028

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umergence LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1006 S. Main Street
(No. and Street)

Plantsville	CT	06479
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Ciarcia (860) 838-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

4 Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 09 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Ciarcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Umergence LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONSTANCE M. PAINE
NOTARY PUBLIC
MY COMMISSION EXPIRES
NOV. 30, 2020

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Umergence LLC

Financial Statements

Report Pursuant to Rule 17a-5(d) of the

Securities and Exchange Commission

Year Ended December 31, 2019

Umergence LLC

Year Ended December 31, 2019

Contents

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

Member
Umergence, LLC
Plantsville, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Umergence, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Umergence, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Umergence, LLC's management. Our responsibility is to express an opinion on the Umergence, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Umergence, LLC in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ability to continue as a going concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses since its inception and has not earned any revenue since its inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial

PKF O'CONNOR DAVIES, LLP
Four Corporate Drive, Suite 488, Shelton, CT 06484 | Tel: 203.929.3535 | Fax: 203.929.5470 | www.pkfod.com

statements do not include any adjustments that might result from the outcome of this uncertainty.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Umergence, LLC's financial statements. The supporting schedules are the responsibility of the Umergence, LLC's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Umergence, LLC's auditor since 2017.

PKF O'Connor Davies, LLP

February 22, 2020
Shelton, Connecticut

Statement of Financial Condition

	December 31 2019
Assets	
Current Assets:	
Cash	6,800
Prepaid Expenses and Other	1,189
Total Current Assets	**7,989**
Total Assets	**$7,989**
Liabilities & Member's Equity	
Current Liabilities:	
Accounts Payable	$238
Total Current Liabilities	$238
Member's Equity	$7,751
Total Liabilities and Member's Equity	**$7,989**

See notes to financial statements.

Statement of Operations

	December 31 2019
Commission from the Sale of Securities, Fees and Other	
Revenue	$0
Expenses	
Business Licenses & Permits	985
Computer	2,566
FINRA Charges	2,789
Professional Fees	7,500
Travel & Related	94
Loss from Operations	$(13,934)
Other Income	
Interest Income	3
Net Loss	$(13,931)

See notes to financial statements.

Statement of Changes in Member's Equity

Member's Equity, January 1, 2019	**$8,557**
Member's Contribution	13,125
Net Loss	(13,931)
Member's Equity, December 31, 2019	**$7,751**

See notes to financial statements.

Statement of Cash Flows

	December 31
	2019
Cash Flows from Operating Activities	
Net Loss	$(13,931)
Adjustments to reconcile Net Income to Net Cash used in Operating Activities:	
Prepaid Expenses	67
Accrued Expenses	43
Net Cash used in Operating Activities	$(13,821)
Cash Flows from Financing Activities	
Member Contributions	13,125
Net Cash provided by Financing Activities	13,125
Net Change in Cash	$(696)
Cash, Beginning	7,496
Cash, Ending	$6,800

See notes to financial statements.

Notes to Financial Statements

Year Ended December 31, 2019

1. Description of Company and Summary of Significant Accounting Policies

Description of Company

Umergence LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Authority (FINRA) effective as of September 19, 2017. The Company was formed under the laws of the State of Delaware in 2015 and registered under the laws of the State of Connecticut in 2016. The Company was formed to handle specific transactions subject to SEC oversight. The Company acts as an intermediary in transactions involving the offering or sale of securities through Securities Act exemptions relating to private placements through Regulation D, in addition to offerings made utilizing Regulation A and Regulation Crowdfunding. The company also provides accredited and qualified institutional investor referrals to issuers raising capital through Regulation D private placements.

Significant Accounting Policies

Method of Accounting – The Company utilizes the accrual method of accounting for financial reporting.

Revenue Recognition – FASB Accounting Standards Codification (ASC) 606 provides that "the objective of the disclosure requirements in ASC 606 is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers." The standard further indicates that revenue must be disaggregated according to the timing of transfer of goods and services (e.g., at a point in time or over time), and that the Company, as a non-public entity, disclose qualitative information about factors affecting the nature, amount, timing and uncertainty of revenue and cash flows.

With respect to the abovementioned guidelines, the Company acts as a placement agent for business entities that want to raise funds through a sale of securities. Revenues are earned from fees and commissions arising from securities offerings in which the Company acts as a placement agent. Revenue is recognized on the closing date of an offering (the closing date is the date upon which the securities offering has been purchased to such extent as agreed upon in writing between the issuer and the Company, and distribution can be made to the Issuer from funds received in escrow) for the portion of securities the Company is contracted to place. The Company believes the closing date is the appropriate point in time to recognize revenue for securities placements as the purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the purchaser. The Company believes there are no significant actions which the Company needs to take subsequent to this date.

With respect to the Company's activities in providing investor referrals to issuers, revenue is recognized within 30 days of the closing of a transaction between the issuer and a referred investor and may continue to be recognized in installments related to specific circumstances negotiated with each issuer engagement.

Taxes – The Company is a limited liability company which is 100% owned by its parent Umergence Holdings LLC ("Holdings"). Holdings is a limited liability company. Accordingly, items of income, loss, credits and deductions are not taxed within the Company but are reported on the income tax returns of the members for federal and state tax purposes. The results of the company are included in the consolidated tax return of Holdings.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing.

Estimates and Assumptions – Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect

certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates.

2. Related Party Transactions

The Company pays fees for management and related services to Umergence Holdings LLC. The fees totaled $0 for 2019. The Company borrows and advances funds on an as needed basis with Umergence Holdings LLC. Any advances are noninterest bearing and are due on demand. There was no outstanding borrowing or advances on December 31, 2019.

3. Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates transactions on behalf of customers on a fully disclosed basis.

4. Going Concern

During the year ended December 31, 2019, the company had a net loss of $13,931, negative cash flow from operations of $13,821. Historically, the Company has had operating losses and negative cash flows from operations. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. This uncertainty casts substantial doubt upon the Company's ability to continue as a going concern.

The Company may need to raise capital in order to fund its operations. This need may be adversely impacted by uncertain market conditions and approvals by regulatory bodies. To address its financing requirements, the company may seek financing through debt and equity financings, asset sales, or acquisition. The Company has been, and will continue to be, funded by Umergence Holdings LLC. The outcome of these matters cannot be predicted at this time.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2019:

	2019
Net Capital	$6,562
Excess of Net Capital Over Requirement of $5,000	1,562
Aggregate Indebtedness to Net Capital	0.04 to 1

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31 2019
Credits	
Member's Equity	$7,751
Less Non-Allowable Assets:	
Prepaid Expenses and Other	(1,189)
Net Capital	6,562
Minimum Net Capital Requirement (Greater of 6.67% of Aggregate Indebtedness or $5,000)	5,000
Excess of Net Capital Over Minimum Requirements	1,562
Aggregate Indebtedness	238
Ratio of Total Aggregate Indebtedness to Net Capital	0.04 to 1

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2019.

SCHEDULE II – UMERGENCE LLC COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirement of this Rule.

See Independent Registered Public Accounting Firm's Report.